  Exhibit 99.1

Silver Elephant To Pause Sunawayo Payments and Exploration

Vancouver, British Columbia, May 21, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Vendors as defined below) with authorities. The Company acquired its interest to the Sunawayo Project pursuant to a sales and purchase agreement executed with certain Vendors dated August 25, 2020 (the "SPA").

The Company has notified the Vendors of their breach of certain disclosure representations in the SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo.

Sunawayo is an early-stage exploration project and represents a small, non-material part of the Company's overall strategy. By excluding future Sunawayo payments, Silver Elephant has total mineral property cash payments of approximately US$250,000 for the remainder of 2021 and US$400,000 for 2022.

Further to the news releases dated May 14, 2021 and May 20, 2021, the Company plans to focus on its Pulacayo project’s resource expansion and its environmental permitting in Potosi department, Bolivia. The Company found a large 1.4km geophysical anomaly at Pulacayo which it intends to drill in the near future. Pulacayo hosts 107 million oz of silver in the indicated category, according to a Mercator Geological Services technical report dated October 13, 2020 available on sedar.com.

In parallel, the Company will work on proposed dual spinouts of its wholly owned subsidiaries (Flying Nickel Mining Corp. and Nevada Vanadium Mining Corp.) to return to a silver exploration company

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.